Exhibit 99.1

Neptune Wellness Solutions Inc. Announces Partnership With The Kraft Heinz Company to Distribute its Product in India, Vietnam, Caribbean Islands and Latin America

The partnership with the consumer packaged goods manufacturer marks Neptune's first international distribution deal outside of North America, providing reach to more than 2.1 billion people

LAVAL, QC, Oct. 5, 2020 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced that it had entered into a distributorship agreement with a subsidiary of The Kraft Heinz Company (NASDAQ: KHC) ("Kraft Heinz") to market and distribute its products into India, Vietnam, the Caribbean Islands and Latin America.

Neptune's Health & Wellness Innovations division expects the partnership with Kraft Heinz will add significant incremental revenue beginning before the end of Neptune's fiscal year 2021 and will dramatically expand global distribution opportunities for Neptune's branded consumer packaged goods products throughout India, Vietnam, the Caribbean Islands and Latin America. The four regions have a combined population of more than 2.1 billion people, providing Neptune with unprecedented reach for its business.

"The deal with Kraft Heinz is yet another milestone in Neptune's dramatic expansion of its marketing reach and transformation into a business-to-consumer operation, and it particularly underscores others' faith in Neptune—and its talented, tenacious and experienced sales team—to deliver results outside of North America," said Michael Cammarata, Chief Executive Officer and President of Neptune. "We will leverage this partnership to expand the reach of our own branded products to millions of consumers in India, Vietnam, the Caribbean Islands and Latin America – four large and dynamic markets where we see incredible opportunity for growth. This is consistent with Neptune's B2B and B2C dual go-to-market strategy to serve consumers at both the wholesale and retail levels, with a global footprint."

Kraft Heinz brands included in the distributorship include Boca Burger; Gevalia; Grey Poupon, Oscar Mayer, Philadelphia Cream Cheese, Planters, Wattie's, Golden Circle, HP Sauce, Jell-O, Kool-Aid, Maxwell House and others.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://neptunecorp.com/

ABOUT THE KRAFT HEINZ COMPANY
For 150 years, Kraft Heinz has produced some of the world's most beloved products at The Kraft Heinz Company (Nasdaq: KHC). Kraft Heinz is one of the largest global food and beverage companies, with 2019 net sales of approximately $25 billion. Kraft Heinz's portfolio is a diverse mix of iconic and emerging brands. As the guardians of these brands and the creators of innovative new products, we are dedicated to the sustainable health of our people and our planet. To learn more, visit www.kraftheinzcompany.com or follow us on LinkedIn and Twitter.

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 05-OCT-20